UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Heron Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

427746102

(CUSIP Number)

Rubric Capital Management LP

155 East 44th St, Suite 1630

New York, New York 10017

Attention: Brian Kleinhaus

(212) 418-1888

Ryan Nebel

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 21, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 427746102

1	NAME OF REPORTING PERSON

Rubric Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		26,713,503
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

26,713,503
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,713,503
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.0%
14	TYPE OF REPORTING PERSON

PN, IA

2

CUSIP No. 427746102

1	NAME OF REPORTING PERSON

David Rosen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		26,713,503
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

26,713,503
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,713,503
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.0%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 427746102

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares reported herein beneficially owned by Rubric Capital were purchased with the working capital of the Rubric Funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 26,713,503 Shares beneficially owned by Rubric Capital is approximately $60,623,900, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 21, 2023, Rubric Capital entered into a Securities Purchase Agreement (the “Purchase Agreement”) for a private placement (the “Private Placement”) with the Issuer and certain other purchasers. Pursuant to the Purchase Agreement, Rubric Capital agreed, on behalf of certain of the Rubric Funds, to purchase 14,963,503 Shares at a price of $1.37 per Share. The Private Placement closed on July 25, 2023.

The Purchase Agreement provides that the Issuer will register the resale of the Shares. The Issuer is required to prepare and file a registration statement with the Securities and Exchange Commission no later than August 24, 2023, and to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable, subject to certain specified penalties if timely effectiveness is not achieved. The Purchase Agreement also provides the purchasers participation rights in future offerings conducted by the Issuer during the period from the closing date through and including the fifth year anniversary of the closing date, subject to certain exceptions.

In connection with the Private Placement, the Issuer provided a waiver under the Cooperation Agreement (as defined in Amendment No. 1 to the Schedule 13D) with respect to the standstill provision that would have prevented the aggregate beneficial ownership of the Investor Group (as defined in the Cooperation Agreement) from exceeding 15.0% of the outstanding Shares.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, which is included as Exhibit 99.1 hereto and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 140,759,276 Shares believed to be outstanding as of July 25, 2023 following the closing of the Private Placement, consisting of the (i) 120,024,359 Shares outstanding as of July 21, 2023 as reported in Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on July 24, 2023, and (ii) 20,734,917 Shares believed to be issued in connection with the closing of the Private Placement.

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CUSIP No. 427746102

As of the date hereof, Rubric Capital and Mr. Rosen may be deemed to beneficially own the 26,713,503 Shares, constituting approximately 19.0% of the Shares outstanding, held in the aggregate by the Rubric Funds.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)       Each of Rubric Capital and Mr. Rosen may be deemed to share the power to vote and dispose of the Shares held by the Rubric Funds.

(c)       Other than in connection with the Private Placement described in Item 4 above, there have been no transactions in securities of the Issuer by the Reporting Persons during the past 60 days. On July 21, 2023, pursuant to the Purchase Agreement, Rubric Capital agreed, on behalf of certain of the Rubric Funds, to purchase 14,963,503 Shares at a price of $1.37 per Share.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The disclosure with respect to the Private Placement set forth in Item 4 above, including the description of the Purchase Agreement and the waiver to the Cooperation Agreement granted by the Issuer, is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Securities Purchase Agreement, dated as of July 21, 2023 (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 24, 2023).

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CUSIP No. 427746102

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2023

Rubric Capital Management LP

By:	Rubric Capital Management GP LLC General Partner

By:	/s/ David Rosen
	Name:	David Rosen
	Title:	Managing Member

/s/ David Rosen
David Rosen

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